Exhibit 99.1

Joe Capper:

Hello, everyone. Welcome to our first town hall with Philips. Today I’m going to introduce you to a few of the people who will guide us during the coming period now that we’ve signed the agreement, and in a few months, when we officially close the transaction.

Joe Capper:

First, let me walk you through the agenda. Joining me from BioTelemetry is Jason Herpel. On the call today from Philips is Roy Jakobs, who I will introduce in a moment, and Nick Wilson, the Business Integration Leader. We also have a few other Philips teammates on the line from HR and Integration to help support any questions you may have at the end of the call. Roy will introduce us to Philips at a high level, then he’ll dive further into the Connected Care organization. We’ll hear about the integration process, then we’ll take your questions. Now, I would like to introduce you to Roy, who is speaking to us from Amsterdam in the Netherlands, which is where Philips was founded over 100 years ago.

Joe Capper:

Roy is the Executive Vice President and Chief Business Leader in the Connected Care business of Royal Philips. He is also a member of the executive committee. Roy has extensive global leadership experience with a strong business record next to accomplishments in strategy, digital innovation and new business development in the business-to-consumer and business-to-business domains across the world. Roy was born in the Netherlands. He is married with three children and speaks Dutch, English, German, Italian, and Portuguese. As I mentioned on Friday’s call, after the merger is complete, BioTelemetry will become part of Philips Connected Care business under Roy’s leadership.

Joe Capper:

As such, it is my pleasure to turn the call over to Mr. Roy Jakobs. Roy.

Roy Jakobs:

Joe, thank you so much for this very nice introduction and this great opportunity to talk to all of you the first time, and unfortunately, virtually that we can meet. I’m really excited that we have this opportunity because it has been a very special moment, last Friday, when we announced that we could sign the deal between Philips and BioTelemetry. We are very proud that actually we can join forces as we have a lot of respect for the journey that you have been going through as BioTelemetry in building a reputable business, a market leader in the ambulatory monitoring space, something that really connects very well with our strategy and our ambition as Philips.

Roy Jakobs:

If I go a bit deeper into that, what does Philips stands for? We have a very strong purpose that guides us and that purpose is that as a leading health technology company, we want to improve people’s health and wellbeing and we do that through meaningful innovation. We aim to improve two and a half billion lives per year, 2030, and that’s a big ambition that we strive to improve and increase upon every year.

Roy Jakobs:

Now, as Joe told you, I’m heading up Connected Care and Connected Care would also be the business that you will be joining and become part of. What does Connected Care do within Philips? I will show you later which businesses are under the Connected Care helm, but if you look from our mission, we help broaden the reach and deepen the impact of healthcare, solutions that leverage and unite devices, informatics, data and people across networks of care. We do that to enable our customers to deliver on a quadruple aim.

Roy Jakobs:

Now, when you will read this mission of Connected Care, I’m sure that you will recognize many of the components that actually can, one-on-one, apply on what you do as BioTelemetry. You do broaden the reach of healthcare by enabling people to monitor health into the home. You do deepen the impact of healthcare by giving very accurate readings, interpreters and analysis of what is happening with a patient and supporting the clinicians to come up with the best possible solution for that patient. There’s a lot that actually we already have in common that we will be able to build upon. Next slide, please.

Roy Jakobs:

Let me give you a bit further explanation of who we are as Philips and as Connected Care. Philips is a company that, as Joe said, exists for over a hundred years, 129 years, to be exact. Through that period, we have been engaged in many different business opportunities. We started from a lighting company, but over time, and especially since 2015, we have set course to become a very focused healthcare technology company.

Roy Jakobs:

We are around 20 billion of size this year and in that, Connected Care holds around 5 billion of size. Total, Philips has 81,000 employees across the globe, of which 10,000 employees in more than 20 countries work for Connected Care. Half of those employees actually are in the United States of America. We are within Philips, but also within Connected Care, actually serving many, many different customer patients in the United States and we have also many businesses headquartered in the United States. But we hold a lot of strength across the globe and I think there’s also something that will be very appealing to both of us as we can take BioTelemetry truly global.

Roy Jakobs:

Another part which is important is that we invest significant amount of resources every year in innovation and R&D. As Philips, it’s around 2 billion. That’s something that we truly stand for because we know that’s the lifeblood of our future. Innovation will give us the reason to win in the market. As you also see, as one quote from Boston Consulting Group in 2020, we are amongst the top 50 of most innovative companies. Next slide, please.

Roy Jakobs:

Now, if you look to the strategy that Philips is undertaking and that guides us, we are very much looking at how we can support, through innovation, the transformation of the delivery of healthcare. We acknowledge that healthcare is challenged, but a growing need in society to take better care of our people. To do so, the current healthcare system needs to reinvent itself. What we have said is we look at the health system as a health continuum. It is not compartmentalized in parts that you have in the home or a number of [inaudible 00:08:12] settings or in hospital, no, you actually need to take charge of the whole ecosystem in order to optimize the quadruple aim.

Roy Jakobs:

If you look to the businesses that we hold, actually take charge of the individual pieces. Just take humans life, we say, “You start healthy and as long as possible, we want to keep you healthy. We do that by giving you support and healthy living and prevention. If you need diagnosis, we have support in diagnosis and in treatment. Then you go home, hopefully you’re better. If not, and you become a chronic care patient, we can also support you.”

Roy Jakobs:

Now, you see on this page the different businesses that do that. We have personal health to the left, focusing on healthy living and prevention. You have the business of precise diagnosis and treatment that actually look at how we can diagnose patients in most optimal form, mainly in hospital, but also treat. Then actually we have how we take them home. Now, if you look to Connected Care, we are spanning across, from the home, into the hospital and back into the home. We have a very strong franchise in the hospital, but we also already measure and serve and monitor more than 10 million patients in the home, for example, with our sleep and respiratory care business. We are inpatient, outpatient, we serve communities and we serve patients in the home. Next slide, please.

Roy Jakobs:

Now zooming in a bit more on Connected Care, we have organized ourselves around businesses. The first business I want to call your attention upon is monitoring and analytics. Something that is close to also what BioTelemetry does. We are the number one in patient monitoring. We monitor around 300 million patients a year through devices and the systems that we have across the globe. We’re also the number one in fetal monitoring. We watch over 40 million babies that are being birthed a year.

Roy Jakobs:

A second big business we hold, around of 2 billion size, is a sleep and respiratory care business. We are the number one sleep diagnostics, the number one in home ventilation and we have a big digital services arm. If you look to this year in particular, you have seen that as part of the pandemic these two businesses were really called upon big to support all the patients across the globe, all the systems in need to get more monitors, more ventilators, but also to get more telehealth solutions.

Roy Jakobs:

That brings people through the third unit that we have, which is called Connected Care Informatics and then we have a for-business Therapeutic Care. In Connected Care Informatics, we look at health through software, we can actually guide and monitor patient flow better, how we can optimize workflow across the health system. We do that in different care settings, in and outside of the hospital. We are, for example, the number one in the eICU, where we monitor more than 4 million patients a year. Then we have to number one in clinical workflows, 3 million patients managed a year and we have the number one installed base in AEDs. That’s what we do with Therapeutic Care.

Roy Jakobs:

Now important at the bottom is that by adding yourselves into the mix, we will add another business to this business mix. Because you’re so important for us that actually we think that we need to establish a new business unit within Connected Care to actually accelerate and deliver on the growth path that we have in mind for the future of BioTelemetry and Philips. Next slide.

Roy Jakobs:

Now, let me go a bit deeper in our strategy. In Connected Care, we have looked at which are the domains that we want to compete in and serve the market in. If you start from the bottom, we talk about acute patient management. What that is about is real-time monitoring and measurement of patients and you look at their vital signs that we provide back into clinical insights that actually support the different health system players. That can be in a hospital, can be in emergency transport, can be in the home. This is also where the monitoring and analytics business, for example, plays a big part of.

Roy Jakobs:

Then the second piece is condition-centric patient care. Here we do not only measure and monitor and manage the data of a patient, we also tie it to therapy. Now, currently we do this mainly in the areas of sleep and respiratory care where we actually-

PART 1 OF 4 ENDS [00:13:04]

Roy Jakobs:

... in the areas of sleep and respiratory care where we actually also provide therapy up and including through therapies in the home. Heart failure is another area. Actually, if you look at those two areas, combined BioTelemetry has a very nice additional value to what we do there.

Roy Jakobs:

And then the third element is health systems informatics. There, we truly look at how we can connect care across departments in the hospital, but also from hospitals to the home, or from hospitals to ambulatory settings. That is something where you will find back our architecture of platforms. And more and more, that will be also be the backbone that we deliver, patient care management and acute patient management over. Next slide, please.

Roy Jakobs:

These are all nice words in terms of what a strategy we are following. But the most important for us is that we deliver impact. And impact in healthcare means different things to different players in that system. For example, for the paramedics sharing real-time vitals en route, it truly means saving a life either during transport or upon arrival in the hospital.

Roy Jakobs:

For a busy intensivist, turning a general ward into an ICU, connecting care means addressing a shortage. And especially also during COVID, we have seen the enormous pressure on the health system, and all the innovative means that we had to support in order to actually load balance all the different needs across the system.

Roy Jakobs:

The third one is for a man moving quickly from a patient room to an ICU. Connected care also means monitoring in motion. So that you don’t lose track of patient any time, anywhere. We do that through bedside monitoring, but we also have wearables, sensors, patches that you can attach to a patient, like you also do.

Roy Jakobs:

And for a child and a mom who are dealing with so many different things, it can also mean having remote support. How can we help you in the home? Through tele-health, or through therapy in the home. And if you don’t think about also what we are able to add through the acquisition of BioTelemetry, it also means that we can start to cue people at home.

Roy Jakobs:

To know when we need to call people with cardiac challenges in time, back into the cardiology practice. For the man tracking progress of diabetes or sleep apnea, it means motivation to adhere to the treatment. So we see a very, natural, and logical integration and extension of the services that you provide and we can provide together. Next slide, please.

Roy Jakobs:

So when we were looking at this space, and I can assure you that we have been looking at this space for already quite a while, because we saw it evolving and it was a very natural adjacency for our health continuum play, and the assets and capabilities that we had as Phillips. We got really excited about the positions you have built as a number one in cardiac ambulatory home monitoring.

Roy Jakobs:

What was also important to stress, we don’t look at the potential of the two combined as only a cardiac play. Yes, Phillips has a very strong cardiac care franchise. Together with our businesses and precision diagnosis, and IGT, we actually serve many cardiac practices and patients around the world. Whether it’s with monitoring, diagnosis, whether it’s with interventions, and now also with ambulatory monitoring, we think there is a very strong, cardiac care system that we can support.

Roy Jakobs:

But beyond we also see the true potential, turning this into an out of hospital platform, where we can think of how we actually serve our sleep, our respiratory, your diabetes customers and patients through this. But also let’s not forget your clinical pharma practice, which we also have a small form of, but you have been building out for longer. So we see plenty of opportunities where the two companies already have space built up, that we can accelerate all.

Roy Jakobs:

And then as I shared, we see huge geographical potential for the two companies. We see that there’s a need across the globe for an ecosystem play and a services play like you have built in the US. And that actually we can help export into other parts. We also noticed we’ll take development work in the markets and we have teams ready to take that home together.

Roy Jakobs:

That’s maybe a nice bridge to a team that will be very close in helping us through the next phase after designing. Because we are still in phase between signing and closed, where we cannot do everything yet, that we will do if you were already one integrated business.

Roy Jakobs:

But where we are going to prepare ground within the context and boundaries of what we can do, is that we get off to the best start when we really get that final close done. So maybe let’s turn it over to Nick, and to Jason, who both from the Phillips and from the BioTelemetry side will actually co-own this process and help us through this period.

Nick Wilson:

Thanks Roy. So quick introduction. So Nick Wilson, as Roy just mentioned, I’m actually based out of our Cambridge offices here in the Boston area. And as you can probably sense from Roy, we’re incredibly excited about the opportunity to put these two great organizations together. We see lots of near term, and really solid long-term growth, and potential to be working together as we go forward.

Nick Wilson:

But the transaction does need to close, and there’s some activities we’re going to be focused on over the next several weeks and months here, as we drive towards that close sometime in Q1. To ensure the success Jason, who you’ll hear from a moment, and myself, will be working quite closely together over the coming weeks. And really, we want to make sure that we’re bringing the best of BioTelemetry and Phillips subject matter experts together.

Nick Wilson:

So we have a good tight plan when we do close that we can start moving forward in integrating our organizations. And obviously one of the big questions here are, what’s in it for you? How is this going to affect you as an individual? Questions like HR benefits, even your basics like laptop, and how am I going to log in, and get my cell phone handled, et cetera.

Nick Wilson:

We know these are really important personal items to everyone on this call. And our objective is to make sure we have these solid plans in place to be able to continue to build on the success and minimize distraction so we can focus on taking that success, having a really solid 2021, in building that and beyond. I’m going to turn it over to Jason for a few words about how we’ll manage questions from the team on the BioTelemetry side and concerns, and also on what the kind of near term focus should be as we go into this process.

Jason Herpel:

Absolutely. Thanks, Nick. I think the key takeaway for everyone right now is that it’s business as usual as we’re working out the details. Important for us to use good judgment going forward and ensure we don’t comment publicly to the news, or via social media, or any other outlets to ensure that we’re not speaking at a turn regarding the transaction, or really about the transaction at all until it’s closed.

Jason Herpel:

With regards to questions, we set up a different email that’s going to go directly to me. And as you’re thinking about different items, as you have different questions, concerns, or issues, you can feed them in and we will answer them as they aggregate. That email is going to be Integration@Gobio.com. Very short and to the point. Again, Integration@Gobio.com. We’ll monitor that, ensures as many answers as possible that we can answer, we send out efficiently.

Jason Herpel:

One last thing, additionally, I’d like to keep in mind. The process of integrating our business with another, maximizing the results while ensuring transparency and availability to team members, is our sweet spot. We’ve done that for a number of deals at this point, we have a lot of experience with that.

Jason Herpel:

Acknowledge, it’s a little bit different this time, as we’re the one being acquired. That said, the principles are the exact same. And the same principles that led it successfully last time, are going to guide the current one. Obviously it’s an exciting time for us. If you need anything at any time, pick up the phone, call me.

Nick Wilson:

Yeah, that’s brilliant, Jason, thank you for that. Now, I think we’re going to turn it back to Roy to talk about the fundamental foundation of our success here.

Roy Jakobs:

Yeah. Thank you. And I think both Nick and Jason already alluded to it. So ultimately people are the ones that will make this business even more successful than it is today. And that’s also what we very much acknowledge within Phillips, and we work on very hard. So what we pride ourselves in is that we are also really acknowledged through others on that. So you see some of the awards that we got this year, especially also in North America, for some of the call outs that you see on this page.

Roy Jakobs:

But the key is that we strongly believe that the fundaments of a successful business lie in personal development, inclusion and diversity. And if you want to care for others, you also very much need to care for your own team, and your own people. So that’s also why we say we will be the best place to work for, for people who share our passion. Our passion for improving people’s lives. But you have five behaviors that actually guide us in this, and that we like to see pursue across all we do.

Roy Jakobs:

The first one is called customer first. And not surprisingly, it’s all about what we need to focus on to actually drive our actions into serving the quadruple aim. The second is about quality and integrity first, and as a business that serves people and wants to improve people’s lives, don’t need to explain how important it is that we do that with quality, always.

Roy Jakobs:

And that means quality for products and services we provide, but also quality in how we do business. The third element is teaming up to win. We understand that it’s very hard to win if you play only by yourself. This is team sports, and we have a big team as you saw, 81,000 people. Now, imagine the power of turning that into one unbeatable team that goes for the same goal. That is really what we want to achieve every day. I’m adding every single one of you, we believe that we will only grow stronger.

Roy Jakobs:

What we also expect from each one of you is that you take ownership to deliver fast, because we are in a competitive environment. And you know, it very much from your own environment where you have all sort of formidable competitors that you have been in the game with, but you clearly stayed ahead. The same holds true for every single business of Phillips. And by taking ownership yourself, you actually ensure that we keep winning all stewards of future.

Roy Jakobs:

That brings us to the last point of our values, which is called eager to improve, and to inspire. We know that we need to learn, I need to learn, we all need to learn to stay relevant, and stay in the game all the time. And at the same time, we know we need to inspire our customers, our partners, our own teams, each other. And actually that’s also a great part of what we do every day. So those five values you will see back in the Phillips culture; a culture that we have founded and built over 129 years. And that also made us go through those-

PART 2 OF 4 ENDS [00:26:04]

Roy Jakobs:

Years. And that has also made us go through those years with successes, by reinventing ourselves all the time, by making sure that what we do is relevant to the customers we serve, and that it delivers on our mission to improve people’s lives through innovation. Now, maybe that’s a nice point to turn over to you to see what questions you hold for Joe or myself or anybody of the integration team. And as said, within the boundaries of what we can say now, we will try to answer them as best as possible. Let’s see if we already have some questions coming in.

Kathleen Lozen:

Hey, thanks Roy. This is Kat. We do have some questions that have come in to the anonymous question box. The first one, Joe, I’m going to give to you. The question is, question and comment, this is an exciting time. What can be said regarding the BioTel Research Division as the FAQs did not mention this aspect of the company?

Joe Capper:

Great question. During the process that we went through over the last couple of weeks, we had several conversations with leaders from Philips. I can tell you that when I asked that question specifically, what do you think about the research business, I got a very quick answer, and it is that we are very excited about it, and we think that we can do a lot more with it. We have products that may make a lot of sense to integrate into the research offering. Obviously, the devil is in the detail. We have to work to figure all that out. But the first impression from team Philips was that they were very excited about the research business that we have built, and they think there’s a lot more that we can do with it.

Roy Jakobs:

Yeah. Let me compliment that, Joe. I can only concur with what you say. We are very excited about that part of the business as well. As that, we have a small business within Philips that actually is also orienting itself towards similar audience and services. But actually, we think that we, by tag teaming, can be much more impactful. And we would like to build upon the great steps you have been taking, but we see also much more potential in that business going forward.

Kathleen Lozen:

Thank you both. Roy, I’m going to give you this one. The question is, with respect to BioTelemetry’s expertise as a patient service provider, what new clinical areas are under consideration for potential growth or expansion?

Roy Jakobs:

Yeah, very good question. So first of all, indeed, let me stress that I’m really excited about your clinical service capabilities. I think that’s a true value add to what we actually do within Philips and I think it’s a very strong, complimentary asset that the market really needs. Now, if I go into areas, I already mentioned some. So we see that sleep and respiratory care are two big areas that we have 2 billion of business in, that actually we can also help through services that we have, or that we can develop over the same platform. So actually, those are two obvious areas that we will look into.

Roy Jakobs:

We also see that cardiac at large holds more potential. I think you’re also exploring that widely. We also have our own cardiac base. Then you’re exploring the area of diabetes. Now that’s a huge clinical area. There’s a huge need in that area. That’s something interesting that we will further look into to evolve. And we just talked about the area of how you then deploy these kinds of clinical insights across all the domains like pharma or other players that actually are interested in multiple insights of patients, because we also see a need over time where comorbidities come in play, that actually goes even wider.

Kathleen Lozen:

Okay, thank you, Roy. Another one for you. Philips’ 2019 annual report, Connected Care Business, talks about a secure digital platform that connects all stakeholders. Can you please talk more about the vision for this platform?

Roy Jakobs:

Yeah. Thank you for the question. I think it’s an excellent question. One of the strongholds that we have, that we have invested in for years, is the HealthSuite digital platform. That is a cloud-based platform that has been developed for the sole purpose of servicing health customers and the health ecosystem. It is the backbone of our architecture that actually we want to connect to all the different businesses that we hold. So also, BioTelemetry will be connected to that platform. That platform is actually also tying into other cloud-based platforms, such for example as AWS, and is an interoperable platform. So actually it can connect to many systems. It’s something that our customers truly believe in because the security aspect of that platform is highly valued, as well as how it can be used as a reference stack across the different use cases.

Kathleen Lozen:

Wonderful. Another one just came in. You can hear them coming in. Roy, where are the main offices for the Connected Care business around the world and in the US? So where are the main offices?

Roy Jakobs:

Yeah, main offices. So if you look to the current, and we showed you a bit of map, if I go starting from North America. So we have a huge presence in Cambridge, Austin, where we actually have a new campus, really exciting new campus, that we just opened and actually MIT. Then we have a very big presence in Pittsburgh, where the headquarters of our Sleep and Respiratory Care business is. Then we have a big office in [inaudible 00:32:14], near Seattle, where our Therapeutic Care business is. Then we have a big business in Boblingen, which is Germany, where now a part of monitoring and analytics is. We have monitoring and analytics, has a big base in Cambridge and a big base in Boblingen. And then we have strong order offices in [inaudible 00:06:37]. For software, in India, Bangalore, Shanghai, Pune.

Roy Jakobs:

For software, we have manufacturing sites and also offices in China. And we also have them actually in North America and in Europe. So if you look to our manufacturing footprint, it’s truly global. And that’s also kind of where you see us back. And then you have the Amsterdam office where I reside in, which is Philips headquarter for the world. And we actually have also Connected Care presence.

Kathleen Lozen:

Thank you, Roy. I’m going to give the next question over to Nick and Jason. How soon will the integration teams be formed and working together?

Nick Wilson:

Yeah, thanks Kat. So the idea is, Jason and I have started working together since yesterday, actually. So we’re starting to formulate those plans as we speak, Obviously right now we’re all about planning. We can’t start doing, but the goal would be to have those formulated really in the very beginning of January so the teams can start to put together joint plans. So as soon as we hit close, we can start doing. Jason, I turn over to see if you’d add anything to that.

Jason Herpel:

I think you’re all going to be very familiar to some of the initial discussions, with the model of having a counterpart both in Philips and in our offices. You’re going to be used to just the execution of it. A.

Nick Wilson:

Yeah, and the goal is to absolutely make it joint, right? You guys are the most expert on your business. So we need to make sure that your insights and perspectives are well integrated to these plans so we’re successful.

Kathleen Lozen:

And Nick and Jason, while we have you there, a question came in, will BioTelemetry employees convert to the Philips benefit offerings upon close?

Nick Wilson:

Yeah, so as we mentioned, all of these plans need to be put in place and as they’re developed with our joint HR teams working together, we’ll share those as and when we can given the current point in the process that we are.

Kathleen Lozen:

Thank you. Roy, I’ll give this one to you. This has come up in a few different questions, so I’m just reading one of them. But we’ve been through acquisitions in the past as the acquirer, we’ve seen layoffs due to this, should we be fearful of this outcome?

Roy Jakobs:

So for me, as said, we are making the plans as we speak about how we want to move forward. But let me also be clear, we see this asset as a growth business. Even when we present it to the market, if you look into the balance of the case, the majority of the case is on synergies and revenues that we need to achieve. So whilst we will ultimize the business like we will do with any business that we have, and that is also part of how a business will remain competitive, the main objective that we have as two joint companies is to accelerate growth. I’m really excited to actually make this a double digit growth engine and to do so actually we will need to invest. And we also put investment plans in place.

Roy Jakobs:

So actually we can scale this. When I talked about how we can grow this in North America and outside of North America, we know that you need resources for it. When we talk about attaching this to our HealthSuite digital platform, we need to platformize. That’s another example of an area that we’re going to invest in. So we will continue on the path of looking at how we create most value out of these businesses. And in due course, when we have the time and also we are at the point in the process that we can share these plans in more detail, we will, of course, come back to you to share those.

Kathleen Lozen:

Thank you, Roy. Nick, I’m going to give you this one. On a less serious note, do employees have access to a Philips consumer products company store?

Nick Wilson:

Great question, and it’s one I availed myself of this very morning, actually, for some Christmas presents. So absolutely, and I will tell you, the sales are very appealing.

Kathleen Lozen:

All right. Thank you. Jason, I’m going to give you this one. What will happen to the BioTel 401k plan?

Jason Herpel:

You know, I just want to defer back to what Nick said earlier. That’s really a good example of an item that we would still be in a planning phase on. And we really haven’t been able to put that much time into. I know traditionally what would happen in prior circumstances, but in the current one, I think I would defer to Nick, I mean, we really don’t have many answers on those types of items yet just in light of timing, everything is so fresh.

Nick Wilson:

That’s right. I mean, I think right now what we can say is our HR teams are going to be getting together and formulating out those transition plans to make sure that they’re appropriate and that the two companies are coming together in the right way as we work towards close. And as Roy mentioned, as soon as we can share the details of those plans, we will do so.

Roy Jakobs:

Yeah, maybe just to add, I think it’s also good to know that also as Philips we have done I think 20 acquisitions in the last five years. So it is a significant amount of experience on our end as well. To work through these processes, we also know what is important. These are critical items for all of you, I recognize that. So we will make sure that we can give the appropriate answers ASAP when also the time is there that we can share those. And it will be hardly worked by the teams as we speak. But as you heard, Jason and Nick got together yesterday, I was there as well, Joe, so we will now get up to speed to get to that point to close so that we can then start to share these in more detail.

Kathleen Lozen:

Thank you all. Roy, I’m going to give you this one. Thank you for the call. Regarding Geneva Health Solutions, can you comment on your vision for the future of implantable device solutions and potential integration with IntelliSpace-

PART 3 OF 4 ENDS [00:39:04] Kathleen Lozen:

Device solutions and potential integration with IntelliSpace Cardiovascular.

Roy Jakobs:

That’s a good question. I can tell you that for sure we are looking and thinking about also the synergies we have at IGT and actually this will be one where you can look and think of how we can actually connect those in a relevant matter. So I think it’s, as I said, the cardiac care space in its widest form is something of our great interest. So we would like to build on the Geneva platform and acquisition that was made by Telemetry. And we see a great potential also for that one in our plants that was included also when we went through our thinking of where we see the future potential.

Kathleen Lozen:

Thank you. Nick, I’m going to ask you to address a couple of questions that have come in in regards to COVID. Some employees have grown accustomed to working from home during the pandemic. What are Philips’ views on employees working remotely?

Nick Wilson:

Yeah, it’s a great question and obviously one very salient to the current situation. So as you can probably tell, I’m working in my home right now. There’s kids running around above me and dogs barking outside. So we are all currently working remotely in the US. Our main office in Cambridge I think will be definitively working remotely until at least March as the system evolves. So this is very much a situation that I think everyone at Philips has adapted to. And we use Teams a lot, we’re all on video, much just like we’re doing right now. And I think it’s gone quite well, right?

Nick Wilson:

So obviously the situation remains somewhat fluid with good news around vaccines and what have you, but for now, work from home is certainly something that the majority of folks are doing. Obviously there’s individual roles and circumstances that make working from home not possible. And in that case, we make sure that the safety of employees comes first, but then also that they have access to perform their role adequately, coming into offices that are socially distanced or following all the local policies and guidelines and health protocols to be successful, but also be safe.

Kathleen Lozen:

Thanks, Nick. And building on that, there’s a question as well about whether or not the connected care division has a plan to get any kind of early phase COVID vaccinations to the field employees who may interact with frontline workers, physicians, and patients. Do you know if there’s any plans in place to do that, or if Philips is considering that?

Nick Wilson:

It’s a great question. I don’t know that personally. I maybe defer to Roy or Jorge, if there’s any such things that we’re trying to manage exceptionally.

Roy Jakobs:

No, what I can say, I am not aware of immediate early vaccination plans. We have been all along in great support of our frontline service engineers. So we have a whole, significant amount of people that are out there in the hospitals every day, serving up and including into ICUs. So we have made sure that throughout the whole COVID period, they are to the best of our abilities, protected. So if we can do this, I’m sure that this will be one of the measures that also we will be considering and applying, like we have been doing in the midst of COVID since it started.

Roy Jakobs:

And so far, I must say we have been able to cope very well with also an enormous, and I must say, I have huge respect for all of our employees that go out there every day, exposing themselves potentially, but really for the mission going on and kind of doing what is possible within the means. Of course, we always take the best protection measures, but I think there’s just the time that as healthcare companies, we need to stand up, we need to be there, but of course, we need to take precaution for our employees so that they can continue doing that. And that’s the highest priority for ourselves as well.

Kathleen Lozen:

Thank you, Roy. Nick, I’m going to pass another one to you as well. It’s based on past experience, how soon after the final transaction can we expect to merge business systems?

Nick Wilson:

So I’m going to interpret business systems as really kind of our back office enterprise IT capabilities. Probably a bit too soon to give a specific timeline, but that is a key focus, right? We recognize that things like billing, insurance, collections, contracting, et cetera, are all really keys to success. And even we see also those as keys to commercial success, how quickly we can present one integrated opportunity to individual customers. So it’s a huge focus area.

Nick Wilson:

We have joint enterprise IT teams that have already had multiple conversations in the past weeks as part of our due diligence efforts. And we’ll continue to focus on that and try to make sure we have as expedited a process as possible, knowing that these things are always quite complicated and sometimes the devil is in the details. But our key focus, as Roy said, one of our key behaviors is around focusing on the customer and we’ll do everything we can from day one to make sure that the experience on the customer is as seamless as possible between the two organizations.

Kathleen Lozen:

Thanks, Nick. We’ve got a lot more questions coming in. Maybe we end on this one and then find a mechanism in which to reply to the others that have come in. Roy, I’ll give you this last question, which is, will BioTelemetry employees have the opportunity for growth within the Philips network, for example, applying for new positions?

Roy Jakobs:

Yeah, I think definitely. I think part of what we, again, I think look for in BioTelemetry is not only you are company of great products and services, I think you are a company of great people. Otherwise you would have not been as successful as you are, which also means that we expect you to grow, look for growth and that growth, you will be able to find one in the whole Phillips business system, which means that actually yeah, you can go across the different businesses, across the different geographies. Of course, always depended on your own capabilities, your desires and how it fits with the company needs. But actually we definitely want to fully integrate you, grow you and also give you the opportunities of exploring different roles and responsibilities within the Philips system. I think this might be the sign that we need to go to a close, Kathleen?

Kathleen Lozen:

Yes. Thank you.

Roy Jakobs:

Yeah. So maybe I’ll go one minute for closing and then Joe, I think, will take it from my side. So I want to thank you for your attention. I acknowledge that this is big news for all of you. I acknowledge that this is a holiday period and this is virtual. So might not be the most ideal circumstances, but I hope we could answer your first questions. We really look forward, I look forward to connect ASAP in person, but also to connect more virtually. We will stay in touch. Jason and Nick will be your prime point persons in between the first period to kind of help you with any question that you might have, and then Joe and myself will be available upon need. So thank you, I wish you happy holidays for later. Stay healthy, stay safe. And I look forward to meet you all. Joe.

Joe Capper:

Thank you, Roy. Thanks for taking the time today to share your vision with the group and also Jason and Nick for being on it and Kat for coordinating today’s call. I think it’s a great first step and I think the vision is incredibly exciting. And not surprisingly after 10 and a half years with this company, I find myself very emotionally connected to the company and to so many people within the company and I want to share a quick anecdote with you. A friend of mine a few years ago had a high school athlete, his son was a high school athlete who was probably one of the best high school football players in the country, highly recruited by all of the top programs.

Joe Capper:

And I asked him how he ended up helping his son to choose which program to go to. And he said, “What you realize along the way is that you’re really turning your son over to a coaching staff to raise your child for the next four years of his life.” And I kind of felt like that as we started working through this process. I could not pick a better coaching staff and a better group of people to turn control of this organization over to, to help guide us through the next phase of our life cycle. So I wanted to share that with you because it is very important to me that this organization end up in the right hands with the right people. And I could not be more sincere about that. So Roy, team, thank you very much and I look forward to working with you.

Roy Jakobs:

Thank you, equally here. Very much appreciate your words, Joe. Thank you so much.

PART 4 OF 4 ENDS [00:49:35]

Important Information

The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of BioTelemetry or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”) by Philips and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by BioTelemetry. The offer to purchase shares of BioTelemetry common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Davies Merger Sub, Inc., a wholly owned subsidiary of Philips Holding USA Inc., which is a wholly owned subsidiary of Royal Philips, and the solicitation/recommendation statement will be filed with the SEC by BioTelemetry. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement.

Forward-looking statements

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, including without limitation completion of the Offer and merger and any expected benefits of the merger, and certain forward-looking statements regarding BioTelemetry, including without limitation with respect to its business, the Offer and merger, the expected timetable for completing the transaction, and the strategic and other potential benefits of the transaction. Completion of the Offer and merger are subject to conditions, including satisfaction of a minimum tender condition and the need for regulatory approvals, and there can be no assurance that those conditions can be satisfied or that the transactions described in this release (the “Transactions”) will be completed or will be completed when expected. Often, but not always, forward-looking statements can be identified by the use of words such as “plans,” “expects,” “expected,” “scheduled,” “estimates,” “intends,” “anticipates,” “projects,” “potential,” “continues” or “believes,” or variations of such words and phrases, or by statements that certain actions, events, conditions, circumstances or results “may,” “could,” “should,” “would,” “might” or “will” be taken, occur or be achieved. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, (i) the risk that not all conditions of the Offer or the merger will be satisfied or waived; (ii) uncertainties relating to the anticipated timing of filings and approvals relating to the Transactions; (iii) uncertainties as to the timing of the Offer and merger; (iv) uncertainties as to how many of BioTelemetry’s stockholders will tender their stock in the Offer; (v) the possibility that competing offers will be made; (vi) the failure to complete the Offer or the merger in the timeframe expected by the parties or at all; (vii) the outcome of legal proceedings that may be instituted against BioTelemetry and/or others relating to the Transactions; (viii) the risk that the Transactions disrupt current plans and operations of BioTelemetry and adversely affect its ability to maintain relationships with employees, customers, or suppliers; (ix) the possibility that the parties may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate BioTelemetry’s operations into those of Philips; (x) the successful implementation of Philips’ strategy and the ability to realize the benefits of this strategy; (xi) domestic and global economic and business conditions; (xii) market and supply chain disruptions due to the COVID-19 outbreak; (xiii) regulatory developments affecting Philips’ and or BioTelemetry’s actual or proposed products or technologies; (xiv) political, economic and other developments in countries where Philips operates; (xv) unpredictability and severity of catastrophic events or epidemics, pandemics or similar public health events (including the COVID-19 outbreak); (xvi) industry consolidation and competition; (xvii) the possibility that Philips’ business and/or BioTelemetry’s business will be adversely impacted during the pendency of the Transactions and (xviii) other risk factors described in BioTelemetry’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC. Any forward-looking statements in this release are based upon information known to Philips on the date of this announcement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Neither Philips nor BioTelemetry undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.